EXHIBIT 2

OPERATING RESULTS AND FINANCIAL REVIEW IN CONNECTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER, 31, 2004

        Statements in this Report on Form 6-K concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F/A for the year ended December 31, 2003, as well as those discussed elsewhere in that Annual Report, in this Report and in our other filings with the Securities and Exchange Commission.

Critical Accounting Estimates

        Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or US GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

        On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories, investment in an affiliated company and goodwill. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

        In many cases, the accounting treatment of a particular transaction is specifically dictated by US GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See Note 2 to the Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by US GAAP.

        Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

—	Revenue recognition and allowance for sales returns;

—	Allowance for doubtful accounts;

—	Inventories;

—	Investment in an affiliated company; and

—	Goodwill

Revenue Recognition and Allowance for Sales Returns

        We generate our revenues primarily from the sale of products. We sell our products through a direct sales force and sales representatives. Our products are generally a bundled hardware and software solution that is delivered together to our customers, which include original equipment manufacturers (OEMs), network equipment providers, systems integrators and distributors of a variety of telecommunications and networking products, all of whom are considered end users.

        Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements”, or SAB No. 104, when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred, (iii) the fee is fixed or determinable and (iv) collectability is probable. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return. We generally grant our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a period of three months for other products.

        We maintain a provision for product returns and exchanges in accordance with Statement of Financial Accounting Standards No. 48 “Revenue Recognition When Right of Return Exists”, or SFAS No. 48. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision is deducted from revenues, and amounted to $272,000 in 2002, $294,000 in 2003 and $619,000 in 2004.

Allowance for Doubtful Accounts

        We maintain an allowance for doubtful accounts. Management exercises its judgment as to our ability to collect outstanding receivables. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are made based upon the age of the receivable. In determining the provision, we analyze our historical collection experience and current economic trends. If the historical data used to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

Inventories

        Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average cost” method for raw materials, and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving or obsolete items. We wrote-off and wrote-down excess inventory that was expected to be sold at a price lower than the carrying value in the amount of $1.7 million in 2002, $835,000 in 2003 and $1.2 million in 2004.

Investment in an Affiliated Company

        Through December 31, 2004, we had invested an aggregate of $2.5 million in a privately-held company engaged in speech recognition. We currently own approximately 40% of the equity in this company. This investment is accounted for by the equity method and is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). As of December 31, 2004, based on management’s most recent analyses, no impairment losses have been identified in connection with this investment.

Goodwill

        SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. In connection with our acquisition of selected assets of UAS, we recognized $4.3 million of goodwill in 2003 and an additional $1.0 million of goodwill in 2004. We recognized $3.8 million of goodwill in 2004 in connection with our acquisition of Ai-Logix. We are required to make an additional payment in April 2005 based on the revenues of Ai-Logix in 2004 and 2005. We estimate that this payment will be approximately $10 million. The amount of this payment will be added to our goodwill in connection with the acquisition of Ai-Logix. Goodwill in connection with the UAS and Ai-Logix acquisitions was reviewed for impairment during the forth quarter of 2004. No impairment losses have been identified in connection with these acquisitions.

OPERATING RESULTS

        You should read this discussion with the consolidated financial statements and other financial information included in this Report.

Overview

        We design, develop and market enabling technologies and products for the transmission of high quality voice, data and fax over packet networks. Newly developed equipment based on advanced voice communications standards enables packet networks to carry voice and data more efficiently and at a lower cost than traditional telephone networks by using substantially less network capacity. Our products are designed to enable our customers to build packet voice networking equipment that provides comparable communication quality to that of traditional telephone networks. Our communication boards are the building blocks for connecting traditional telephone networks with packet voice networks and provide high performance and large capacity on open telecommunications platform-based gateways. We have continued to broaden our offerings as we have expanded in the last few years from selling chips to boards, subsystems, media gateway systems and media servers.

        Our headquarters are in Airport City, Lod, Israel and we have eight additional offices worldwide: in the United States in San Jose, Boston, Chicago, Dallas, Raleigh and Somerset, New Jersey, as well as in Tokyo, Japan and Beijing, China.

        In 2002, no customer accounted for more than 8.9% of our total revenues and our top five customers accounted for 30.2% of our total revenues. Nortel Networks accounted for 14.3% of our total revenues in 2003 and 18.6% of our total revenues in 2004 and our top five customers accounted for 34.2% of our total revenues in 2003 and 35.7% of our total revenues in 2004. Based on our experience, we expect that our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue our operating results may be materially adversely affected.

        Revenues based on the location of our customers for the last three fiscal years are as follows:

	2002	2003	2004

Americas	40.0%	56.9%	62.3%
Far East	37.4	23.7	14.3
Europe	10.7	12.6	13.3
Israel	11.9	6.8	10.1

Total	100.0%	100.0%	100.0%

        Part of our strategy involves the acquisition of complementary businesses and technologies. Our first strategic acquisition involved the purchase of the UAS product group from Nortel Networks in April 2003. This acquisition added new media server technology and products that we could offer to our customers and provided us with research and development capability in the United States. As a result of our supply agreement with Nortel entered into in connection with this transaction, we significantly increased our sales to Nortel, with sales to Nortel accounting for 18.6% of our revenues in 2004 compared to 14.3% of our revenues in 2003 and 1.4% of our revenues in 2002. We expect that sales to Nortel will continue to account for a high percentage of our revenues in 2005.

        We completed a second acquisition in May 2004, acquiring Ai-Logix, a leading provider of advanced voice recording hardware technology. We believe that this acquisition has enhanced our board line business and provides an entry into the call recording market and the computer telephony integration, or CTI, market by leveraging our VoP expertise with the technology, strategic partnerships and customer base of Ai-Logix. We paid $ 10.0 million in cash at the closing of the transaction. An additional payment is required to be made in April 2005 based on the achievement of revenue milestones and additional terms by the Ai-Logix business during 2004 and 2005. The contingent payment will be recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of SFAS No. 141. This payment may be made, at our option, in cash or by issuance of our ordinary shares.

        The increase in the percentage of our revenues from customers located in the Americas over the past two years was primarily the result of our increased sales in the United States. The increase in sales in the United States was primarily due to increased sales to Nortel as a result of our acquisition of the UAS product group and our acquisition of Ai-Logix.

        We believe that prospective customers generally are required to make a significant commitment of resources to test and evaluate our products and to integrate them into their larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. For these reasons, the sales cycles of our products to new customers are often lengthy, averaging approximately six to twelve months. As a result, we may incur significant selling and product development expenses prior to generating revenues from sales.

        The currency of the primary economic environment in which our operations are conducted is the U.S. dollar, and as such, we use the dollar as our functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

        The accelerated demand for Voice over IP, or VoIP, technology has impacted our business during the last two years.. Over the past two years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, underdeveloped markets without basic wireline service in countries such as China and India are beginning to use VoP technology to deliver voice and data services that were previously unavailable. These trends are helping to overcome the downturn in the telecommunications industry that affected us during previous years.

        Unfavorable economic conditions affected the communications sector during the period from 2000 to 2003. This caused a decrease in our revenues from 2000 to 2001 and from 2001 to 2002. It also resulted in our net losses in 2001, 2002 and 2003. Sales of products, particularly for applications in converged networks, to OEMs for use by large service providers declined significantly during these periods. In response to our revenue decreases, we implemented expense control programs to reduce operating expenses, while at the same time we continued to invest in developing products that we believe our customers will need as the market for telecommunications equipment improves. Many companies that had reduced their capital expenditures during the recent economic downturn have begun to invest again in their communications networks. The acceptance of next generation packet-switched networks is contributing to these infrastructure investments as enterprises and service providers begin to increase their use of IP networks for data traffic, such as fax transmissions, and VoIP. These improving market conditions helped our revenues to increase in 2003 and in 2004, and we expect our revenues in 2005 to exceed our revenues in 2004.

Results of Operations

        The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2002	2003	2004

Statement of Operations Data:

Revenues	100.0	100.0	100.0
Cost of revenues	47.8	45.3	41.5

Gross profit	52.2	54.7	58.5
Operating expenses:
Research and development, net	47.9	35.0	24.2
Selling and marketing	52.6	32.9	24.0
General and administrative	12.3	9.2	5.9

Total operating expenses	112.8	77.1	54.1

Operating income (loss)	(60.6)	(22.4)	4.4
Equity in losses of affiliated company	1.1	1.0	0.6
Financial income, net	9.6	4.3	2.6

Income (loss) before income taxes	(52.1)	(19.1)	6.4
Income taxes	–	–	0.3

Net income (loss)	(52.1)%	(19.1)%	6.1%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        Revenues. Revenues increased 87.1% to $82.8 million in 2004 from $44.2 million in 2003. The increase in revenues was primarily due to an increase in sales in the United States, derived mainly from the inclusion of a full year of sales by our UAS product group, which was acquired in April 2003, and from sales generated as a result of our acquisition of Ai-Logix in May 2004. Our increase in revenues in 2004 also reflected the increased interest and activity in the market for packet-based VoIP products.

        Gross Profit. Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased to $48.4 million in 2004 from $24.2 million in 2003. Gross profit as a percentage of revenues increased to 58.5% in 2004 from 54.7% in 2003. The increase in our gross profit percentage was primarily a result of higher sales volume that allowed us to leverage our operations as our manufacturing overhead was spread over a larger sales base. In addition, gross profit percentage increased because of higher sales of integrated systems which usually have higher margins than sub-systems and chips. In the first quarter of 2004, we completed product integration and started shipping UAS platforms based on our hardware which allowed us to achieve better margins on these products. The increase in gross profit percentage was also due to our ability to offset the continued decline in average selling prices of our products with a reduction in manufacturing costs. The reduction in manufacturing costs was primarily due to a reduction in our raw material costs.

        Research and Development Expenses. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors. Research and development expenses increased 29.3% to $20.0 million in 2004, from $15.5 million in 2003 and decreased as a percentage of revenues to 24.2% in 2004 from 35.0% in 2003. The increase in net research and development expenses was primarily due to additions to our research and development personnel resulting from the acquisition of the UAS product group from Nortel Networks during the second quarter of 2003 and the acquisition of Ai-Logix during the second quarter of 2004. We expect that research and development expenses will continue to increase in absolute dollar terms as a result of our continued development of new products.

        Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 36.8% in 2004 to $19.9 million from $14.5 million in 2003. As a percentage of revenues, selling and marketing expenses decreased to 24.0% in 2004 from 32.9% in 2003. The increase in selling and marketing expenses was primarily due to an increase in selling and marketing personnel and associated expenses, as well as additional personnel as a result of the acquisition of Ai-Logix. We expect that selling and marketing expenses will continue to increase in absolute dollar terms as a result of an expected increase in our sales force and marketing activities.

        General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and information systems and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses increased 19.3% to $4.9 million in 2004 from $4.1 million in 2003. As a percentage of revenues, general and administrative expenses decreased to 5.9% in 2004 from 9.2% in 2003. The increase in general and administrative expenses in 2004 was primarily the result of consolidating the expenses of our Ai-Logix subsidiary, which was acquired in May 2004, as well as amortization of intangible assets resulting from the acquisition of the UAS product group and of Ai-Logix. During 2003, we recorded $924,000 of expenses in connection with our moving into our new premises in Israel. We did not have similar expenses in 2004. We expect that general and administrative expenses will increase in absolute dollar terms to support our expected growth.

        Equity in Losses of Affiliated Company. Equity in losses of an affiliated company were $516,000 in 2004 compared to $429,000 in 2003. We believe that the products being developed by the affiliated company may enable us to enter new markets and to offer new products.

        Financial Income, Net. Financial income consists primarily of interest derived on cash and cash equivalents and long term bank deposits and structured notes, net of interest accrued in connection with our senior convertible notes and bank charges. Financial income, net, in 2004 was $2.2 million compared with financial income of $1.9 million in 2003. The increase in financial income during 2004 was primarily due to higher interest rates and interest income, net, on the $120.2 million of net proceeds from our sale of senior convertible notes in November 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Revenues. Revenues increased 62.7% to $44.2 million in 2003 from $27.2 million in 2002. This increase was primarily due to a growing momentum in the shift from traditional circuit-switched networks to next generation packet-switched networks, as well as an increase of $6.3 million in sales to Nortel Networks, primarily as a result of our acquisition of the UAS product group from Nortel.

        Gross Profit. Gross profit increased 70.6% to $24.2 million in 2003 from $14.2 million in 2002. Gross profit as a percentage of revenues increased to 54.7% in 2003 from 52.2% in 2002. The increase in gross profit percentage resulted primarily from a reduction in inventory write-offs and write-downs which are included in the cost of revenues. These write-offs and write-downs were $835,000 in 2003 compared to $1.7 million in 2002. Inventory write-offs were higher in 2002 because of the effects of the slowdown in the telecommunications market. In addition, gross profit percentage benefited from manufacturing overhead being spread over a larger sales base.

        Research and Development Expenses. Research and development expenses increased 18.8% to $15.5 million in 2003, from $13.0 million in 2002 and decreased as a percentage of total revenues to 35.0% in 2003 from 47.9% in 2002. The increase in research and development expenses in 2003 was primarily due to additions to our research and development personnel resulting from the acquisition of the UAS product group from Nortel Networks.

        Selling and Marketing Expenses. Selling and marketing expenses increased 1.7% in 2003 to $14.5 million from $14.3 million in 2002. As a percentage of total revenues, selling and marketing expenses decreased to 32.9% in 2003 from 52.6% in 2002. The increase in selling and marketing expenses was primarily due to an increase in selling and marketing personnel and associated expenses.

        General and Administrative Expenses. General and administrative expenses increased 21.3% to $4.1 million in 2003 from $3.4 million in 2002. As a percentage of total revenues, general and administrative expenses decreased to 9.2% in 2003 from 12.3% in 2002. The increase in general and administrative expenses was primarily due to expenses related to our moving into our new premises in Israel.

        Equity in losses of Affiliated Company. Equity in losses of an affiliated company were $429,000 in 2003 compared to $300,000 in 2002. We believe that the products being developed by the affiliated company may enable us to enter new markets and to offer new products. As a result, during 2003, we increased our ownership in this company to 40%. We also adopted the equity method of accounting in 2003. Prior year results have been adjusted to reflect this investment at equity.

        Financial Income, Net. Financial income consists primarily of interest derived on cash and cash equivalents and long term bank deposits and structured notes, net of bank charges. Financial income in 2003 was $1.9 million compared with financial income of $2.6 million in 2002. The decrease in financial income was primarily due to lower interest rates on cash and cash equivalents, and long term bank deposits and, to a lesser extent, a reduction in cash reserves.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

        Since the majority of our revenues are paid in or linked to the dollar, we believe that inflation and fluctuations in the New Israeli Shekel/dollar exchange rate have no material effect on our revenues. However, a portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in New Israeli Shekels. Inflation in Israel and dollar exchange rate fluctuations, however, have some influence on our expenses and, as a result, on our net income. Our New Israeli Shekel costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the New Israeli Shekel in relation to the dollar.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS Devaluation Rate %	Israeli inflation adjusted for devaluation %

2002	6.5	7.3	(0.8)
2003	(1.6)	(7.6)	5.7
2004	1.2	(1.6)	2.8

Effective Corporate Tax Rate

        Our production facilities have been granted approved enterprise status in accordance with the Law for Encouragement of Capital Investments, 1959 under four separate investment programs, and consequently are eligible for certain tax benefits for the first several years in which they generate taxable income. The income derived from our facilities, which were granted approved enterprise status, is exempt from income tax in Israel for two or four years commencing in the year in which the specific approved enterprise first generates taxable income. Following such two or four year period, the approved enterprises are subject to corporate tax at a reduced rate of 10% to 25% for the following six or eight years. The tax rate is based on the percentage of foreign shareholdings in the Company in each taxable year. Income from sources other than the approved enterprise during the benefit period will be subject to tax at the regular tax rate prevailing at that time. Our effective tax rate will be a weighted combination of the various applicable tax rates. See note 12 of the consolidated financial statements.

        On June 29, 2004, the Israeli Government passed the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004, which progressively reduces the tax rates applicable to companies from 36% to 35% in 2004 and to a rate of 30% in 2007. The amendment had no impact on our financial statements.

LIQUIDITY AND CAPITAL RESOURCES

        We have financed our operations for the last three years from the remaining proceeds from prior public offerings of our Ordinary shares. In November 2004, we raised net proceeds of approximately $120.2 million in a private placement of $125 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024. As of December 31, 2004, we had $166.8 million in cash and cash equivalents and $50.2 million in long-term bank deposits and structured notes.

        In connection with our acquisition of Ai-Logix, we are required to make an additional payment in April 2005 based on the revenues of the Ai-Logix business in 2004 and 2005. We currently estimate that this additional payment will be approximately $10 million. This payment may be made, at our option, in cash or by issuance of our ordinary shares. The amount of this payment will be added to our goodwill in connection with the acquisition of Ai-Logix.

        Our operating activities provided cash in the amount of $3.5 million in 2004, primarily due to our net income, depreciation and amortization expenses and an increase in trade payables and other payables and accrued expenses, which were partially offset by an increase in trade receivables and inventories and other receivables and prepaid expenses. Our operating activities used cash in the amount of $6.5 million in 2003, primarily due to our net loss and an increase in trade receivables, which were partially offset by depreciation and amortization expenses and an increase in trade payables and other payables and accrued expenses. Our operating activities used cash in the amount of $11.7 million in 2002, primarily due to our net loss and a decrease in other payables and accrued expenses, which were partially offset by depreciation and amortization expenses and a decrease in inventories.

        In 2004, our investing activities used cash in the amount of $15.9 million, primarily due to the acquisition of Ai-Logix and UAS and the purchase of property and equipment. In 2003, our investing activities provided cash in the amount of $6.1 million primarily due to proceeds from short-term bank deposits, which were partially offset by investment in long-term bank deposits and structured notes, payments of $4.4 million in connection with the acquisition of UAS and the purchase of property and equipment. In 2002, our investing activities provided cash in the amount of $13.3 million primarily due to proceeds from short-term bank deposits which was offset in part by the purchase of property and equipment. Our capital expenditures were $4.3 million in 2004, $2.0 million in 2003 and $2.1 million in 2002. The majority of our capital investment has been for testing equipment, an enterprise resources planning system, computers, peripheral equipment, software, office furniture and leasehold improvements. We used working capital to finance these expenditures.

        In 2004, financing activities provided $130.4 million, due to the net proceeds of $120.2 million from our private placement of $125 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024 and $10.2 million from the issuance of shares upon exercise of options and from purchases under our Employee Stock Purchase Plan. In 2003, financing activities provided $1.4 million due to issuance of shares upon exercise of options and from shares purchased under our Employee Stock Purchase Plan, partially offset by $215,000 used to repurchase our ordinary shares. In 2002, financing activities used $3.9 million to repurchase our ordinary shares, partially offset by $757,000 from issuance of shares upon exercise of options and from shares purchased under our Employee Stock Purchase Plan.

        We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future. We may also use cash to satisfy our obligations in connection with the additional estimated payment of $10 million in connection with the Ai-Logix acquisition. We believe that our current working capital is sufficient to meet our present cash requirements. Part of our strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance our operations and the completion of one or more acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.

Repurchase of Shares

        In January 2001, our board of directors authorized us to repurchase up to 2,000,000 of our ordinary shares, and in April 2002, our board authorized the repurchase of an additional 2,000,000 of our ordinary shares, all subject to the discretion of our management. In 2001, we purchased 1,774,800 of our ordinary shares for an aggregate purchase price of approximately $6,401,000. In 2002, we purchased 2,079,139 of our ordinary shares for an aggregate purchase price of $4,703,486. In 2003, we purchased 88,200 of our ordinary shares for an aggregate purchase price of $215,321.

        In December 2002, our board of directors authorized us to repurchase additional ordinary shares up to an aggregate purchase price of $10,000,000. Under Israeli law, because we no longer have retained earnings to cover such additional repurchases, the approval of the District Court in Tel Aviv was required for additional repurchases of our shares. In March 2003, the District Court in Tel Aviv granted us such approval. This approval is merely permissive. Repurchases under such approval will occur only if our board of directors adopts a specific repurchase program as and when it deems appropriate. We expect that repurchases, if any, would be funded from working capital.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

        In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing more advanced communications boards and analog and digital media gateways for carrier and enterprise applications. Our platforms will feature increased trunk capacity, new functionalities, enhanced signaling software and compliance with new control protocols. As of December 31, 2004, 213 of our employees were engaged primarily in research and development on a full-time basis. We also employed 9 persons on a part-time basis.

        Our research and development expenses were $20.0 million in 2004 compared to $15.5 million in 2003 and $13.0 million in 2002. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS. This approval is not required for the export of any products resulting from such research or development. Through December 31, 2004, we had obtained grants from the OCS aggregating $1.2 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-4% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Recent Accounting Pronouncements

        On December 16, 2004, the Financial Accounting Standards Board issued SFAS No. 123(R) (revised 2004), “Share-Based Payment”, which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Group in the first interim period beginning after June 15, 2005. The adoption of SFAS 123(R) may have a significant effect on the Company’s results of operations.

        In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, “Restatement and Revision of Accounting Research Bulletins”, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

TREND INFORMATION

        The accelerated demand for VoIP technology has impacted our business during the last two years. Over the past two years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, underdeveloped markets without basic wireline service in countries such as China and India are beginning to use VoP technology to deliver voice and data services that were previously unavailable. These trends are helping to overcome the downturn in the telecommunications industry that affected us during the previous years.

        In 2004, we continued to experience pressure to shorten our lead times in supplying products to customers. Some of our customers are implementing “demand pull” programs by which they only purchase our product very close to the time, if not simultaneously with the time, they plan to sell their product. We are increasing our sales efforts in new markets, such as Latin America, Eastern Europe and Far East. We have introduced system level products, and new applications in our product lines. We are still experiencing low visibility into customer demand for our products and our ability to predict our level of sales.

        Unfavorable economic conditions affected the communications sector during the period from 2000 to 2003. This caused a decrease in our revenues from 2000 to 2001 and from 2001 to 2002. It also resulted in our net losses in 2001, 2002 and 2003. Sales of products, particularly for applications in converged networks, to OEMs for use by large service providers declined significantly during these periods. In response to our revenue decreases, we implemented expense control programs to reduce operating expenses, while at the same time we continued to invest in developing products that we believe our customers will need as the market for telecommunications equipment improves. Many companies that had reduced their capital expenditures during the recent economic downturn have begun to invest again in their communications networks. The acceptance of next generation packet-switched networks is contributing to these infrastructure investments as enterprises and service providers begin to increase their use of IP networks for data traffic, such as fax transmissions, and VoIP. These improving market conditions helped our revenues to increase in 2003 and in 2004, and we expect our revenues in 2005 to exceed our revenues in 2004.

OFF-BALANCE SHEET ARRANGEMENTS

        We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        As of December 31, 2004, our contractual obligations were as follows (in thousands):

	PAYMENTS DUE BY PERIOD

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS

Rental and lease commitments	21,003	2,705	5,095	4,758	8,445

Total cash obligations	21,003	2,705	5,095	4,758	8,445

        Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2004 was $5.0 million, of which $4.5 million was funded through deposits into severance pay funds, leaving a net obligation of approximately $440,000.